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                 May 29, 2020

       Robert Liscouski
       Chairman and Chief Executive Officer
       Quantum Computing Inc.
       215 Depot Court SE, Suite 215
       Leesburg, VA 20175

                                                        Re: Quantum Computing
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 21, 2020
                                                            File No. 333-238586

       Dear Mr. Liscouski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350, or Jan Woo, Legal
       Branch Chief, at (202) 551-3453, with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Lawrence Metelitsa